Exhibit 99.21

Press Release issued by Philips, dated June 28, 2017

Press Information

June 28, 2017

Philips executes next steps of its Capital Allocation strategy

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that it will be initiating a share buyback program for an amount of up to EUR 1.5 billion. At the current share price, the buyback program represents a total of approximately 46.1 million shares. Philips plans to start the program in the third quarter of 2017, and complete it in two years. As the program will be initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program.

“Our capital allocation policy aims for a balanced mix of investments in organic and inorganic growth opportunities, actions to drive balance sheet efficiency and returns to shareholders,” said Frans van Houten, CEO of Royal Philips. “Today, we announced the acquisition of Spectranetics to drive inorganic growth and increase profitability. We intend to finance this acquisition through a combination of cash on hand and the issuance of debt. Furthermore, we are announcing a EUR 1.5 billion share buyback program. This program is intended to—more than—offset the share dilution in connection with Philips’ long term incentive programs and dividend in shares. We have made good progress with selling down our interest in Philips Lighting after its successful IPO, and we expect to complete the Lumileds transaction this week. As part of our pension de-risking strategy, we plan to make a contribution of USD 250 million to our US pension fund in the third quarter of 2017 to reduce its deficit, which will further reduce Philips’ interest costs going forward.”

The completion of the sale of an 80.1% interest in Lumileds to certain funds managed by affiliates of Apollo Global Management, LLC (NYSE: APO) is on track. At this moment, all closing conditions have been fulfilled and the completion of the transaction is expected on June 30, 2017.

For further information, please contact:

Steve Klink

Philips Group Press Office

Tel.: +31 6 10888824

E-mail: steve.klink@philips.com

Ksenija Gonciarenko

Philips Investor Relations

June, 2017 Page: 2

Tel.: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 70,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Spectranetics or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Spectranetics. The offer to purchase shares of Spectranetics common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by HealthTech Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by Spectranetics. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.